                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-40421

                       SUPPLEMENTAL PROSPECTUS SUPPLEMENT
 TO PROSPECTUS SUPPLEMENT DATED JULY 20, 1998 AND PROSPECTUS DATED JULY 16, 1998

                       FORD CREDIT AUTO OWNER TRUST 1998-C

                 $200,000,000 CLASS A-5 5.86% ASSET BACKED NOTES

Ford Credit Auto Receivables Two L.P.                  Ford Motor Credit Company
               Seller                                         Servicer
                             ---------------------

         This is an offering of only the Class A-5 Notes of Ford Credit Auto Owner Trust 1998-C. The Prospectus Supplement and the Prospectus attached to this Supplemental Prospectus Supplement provide a complete description of the Trust and of the Notes and Certificates previously issued by the Trust. The Class A-5 Notes are obligations of the Trust only and are not obligations of Ford Motor Company, Ford Motor Credit Company or any of their respective affiliates. There is presently no secondary market for the Class A-5 Notes.

                                            Class A-5 Notes
                                            --------------------------------------------------------------------
         Principal Amount:                  $200,000,000
         Interest Rate:                     5.86% per annum
         Interest Payments:                 15th of each month
         Principal Payments:                15th of each month, after the Class A-4 Notes are paid in full
         Optional Redemption:               After the Pool Balance has declined to 10% or less of initial amount
         Scheduled Final
           Principal Repayment Date:        October 15, 2002
         Initial Public Offering Price:     Varying prices to be determined at the time of sale

                                            Percentage of
                                            Aggregate
                                            Principal Amount           Total
                                            ----------------           -----------------
         Proceeds to the Seller:            101.58656%                 $203,173,120
                                            plus accrued               plus accrued
                                            interest from              interest from
                                            October 15, 1998           October 15, 1998

         BEFORE BUYING THE CLASS A-5 NOTES, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE SPS-4 OF THIS SUPPLEMENTAL PROSPECTUS SUPPLEMENT, ON PAGE S-20 OF THE ATTACHED PROSPECTUS SUPPLEMENT AND ON PAGE 13 OF THE ATTACHED PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENTAL PROSPECTUS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------
                              GOLDMAN, SACHS & CO.
                                  ------------

     The Date of this Supplemental Prospectus Supplement is October 21, 1998

                                     SUMMARY

         The following summary highlights selected information about the Class A-5 Notes and does not contain all of the information that you should consider in making an investment decision. To understand all of the terms of the Class A-5 Notes, carefully read this document, the Prospectus Supplement and the Prospectus.


ISSUER.........................     Ford Credit Auto Owner Trust 1998-C (the "Trust" or the "Issuer"), a
                                    Delaware business trust.  The assets of the Trust include a pool of motor vehicle retail installment sale contracts (the "Receivables") which are secured by security interests in the motor vehicles financed and certain other property, as more fully described in the attached Prospectus
                                    Supplement.

SELLER.........................     Ford Credit Auto Receivables Two L.P., a Delaware limited partnership
                                    (the "Seller").  The principal executive offices of the Seller are located at
                                    The American Road, Dearborn, Michigan 48121. The telephone number of such offices is (313) 322-3000.

SERVICER.......................     Ford Motor Credit Company, a Delaware corporation (the "Servicer" or
                                    "Ford Credit").

INDENTURE TRUSTEE..............     The Chase Manhattan Bank, a New York corporation (the "Indenture
                                    Trustee").

OWNER TRUSTEE..................     PNC Bank, Delaware, a Delaware banking corporation (the "Owner
                                    Trustee").

THE NOTES......................     On July 29, 1998, the Trust issued Asset Backed Notes (the "Notes") with the following terms:


                                                Interest                 Principal                  Scheduled Final
                                    Class         Rate                     Amount              Principal Repayment Date
                                    -----      ----------             ----------------         ------------------------
                                    A-1          5.608%                $300,000,000              January 15, 1999
                                    A-2          5.670%                $300,000,000              June 15, 1999
                                    A-3          5.730%                $650,000,000              November 15, 2000
                                    A-4          5.810%                $712,000,000              March 15, 2002
                                    A-5          5.860%                $200,000,000              October 15, 2002
                                    B            6.060%                $ 92,000,000              February 15, 2003

                                    Simultaneously, the Trust issued Asset
                                    Backed Certificates (the "Certificates") with the following terms:

                                                Interest                 Principal                  Scheduled Final
                                    Class         Rate                     Amount              Principal Repayment Date
                                    -----      ----------              ---------------         ------------------------
                                    C                6.30%               $ 46,000,000            April 15, 2003
                                    D                7.70%               $ 46,000,000            January 15, 2004


                                    The Class B Notes and the Certificates are subordinate to the Class A-5 Notes.



                                     SPS - 2

                                    You can buy the Class A-5 Notes only in book entry form and only in minimum denominations of $1,000 and integral multiples thereof.


RATINGS OF THE
CLASS A-5 NOTES................     At the time of purchase by the Underwriters,
                                    the Class A-5 Notes must (1) be rated in the highest long-term rating category by at least two nationally recognized rating agencies and (2) not have been placed on watch list by any nationally recognized rating agency. A rating agency can lower or withdraw a rating at its sole discretion.



                                     SPS - 3

                                  RISK FACTORS

     You should also read the risk factors discussed under "Risk Factors" beginning on page S-20 of the attached Prospectus Supplement and page 13 of the attached Prospectus.

LIMITED LIQUIDITY

     There is presently no secondary market for the Class A-5 Notes. This means that if in the future you want to sell Class A-5 Notes before they mature, you may be unable to find a buyer or, if you find a buyer, the selling price may be less than it would have been if a market existed for the Class A-5 Notes. The Underwriters presently intend to make a market in the Class A-5 Notes but they are not required to do so. If a secondary market does develop, it might end at any time or it might not be sufficiently liquid to enable you to resell any of your Class A-5 Notes.


                              THE RECEIVABLES POOL

DELINQUENCIES, REPOSSESSIONS AND NET LOSSES

     Set forth below is certain information concerning Ford Credit's experience with respect to its portfolio of U.S. retail installment sale contracts for new and used automobiles and light trucks (including previously sold contracts which Ford Credit continues to service, but not including retail installment sale contracts purchased by Ford Credit under certain special financing programs). There is no assurance that the behavior of the Receivables will be comparable to Ford Credit's experience shown in the following tables or that the general upward trend in losses and delinquencies will not accelerate in the future.

                            DELINQUENCY EXPERIENCE(1)

                                  SIX MONTHS ENDED
                                      JUNE 30,                             YEAR ENDED DECEMBER 31,
                              ------------------------- ----------------------------------------------------------------
                                  1998        1997         1997        1996         1995          1994           1993
                                  ----        ----         ----        ----         ----          ----           ----
Average Number of Contracts
Outstanding During the Period  $3,724,428   3,558,015    3,591,153   3,612,265    3,438,699     3,430,145     3,398,797

Average Daily Delinquencies
as a Percent of Average Con
tracts Outstanding

  31-60 Days(2)                  2.64%        2.78%        2.85%       2.54%        2.21%         2.03%         2.02%

  61-90 Days(2)                  0.31%        0.31%        0.32%       0.26%        0.17%         0.15%         0.15%

  Over 90 Days(3)                0.10%        0.10%        0.11%       0.08%        0.04%         0.03%         0.03%

----------
(1) The information in the table includes U.S. retail installment sale contracts for new and used automobiles and light trucks and includes previously sold contracts which Ford Credit continues to service; it does not include retail installment sale contracts purchased by Ford Credit under certain special financing programs.

(2)  Delinquencies represent the daily average number of contracts delinquent.

(3) Delinquencies represent the average monthly end-of-period number of contracts delinquent.


                                     SPS - 4

                   CREDIT LOSS AND REPOSSESSION EXPERIENCE(1)


                                  SIX MONTHS ENDED
                                      JUNE 30,                             YEAR ENDED DECEMBER 31,
                              ------------------------- -------------------------------------------------------------------
                                  1998         1997            1997         1996          1995         1994        1993
                                  ----         ----            ----         ----          ----         ----        ----
Average Portfolio Outstanding
During the Period (Millions)

Gross                            $45,169     $39,933         $41,186       $40,269       $35,699      $33,703     $31,205

Net                              $38,535     $33,517         $34,715       $33,647       $30,015      $28,526     $26,152

Repossessions as a Percent of
  Average Number of Contracts
  Outstanding                     2.83%       3.02%           3.01%         3.01%         2.38%        2.15%       2.27%

Net Losses as a Percent of
Gross Liquidations(2)             2.10%       2.27%           2.46%         2.21%         1.43%        1.06%       1.16%

Net Losses as a Percent of
  Average Gross Portfolio
  Outstanding(2)                  1.13%       1.31%           1.38%         1.28%         0.82%        0.62%       0.69%

Net Losses as a Percent of
  Average Net Portfolio
  Outstanding(2)                  1.32%       1.56%           1.64%         1.53%         0.98%        0.73%       0.82%

----------
(1) All gross amounts and percentages are based on the gross amount scheduled to be paid on each contract including unearned finance and other charges. All net amounts and percentages are based on the net amount scheduled to be paid on each contract excluding unearned finance and other charges. The information in the table includes U.S. retail installment sale contracts for new and used automobiles and light trucks and includes previously sold contracts which Ford Credit continues to service; it does not include retail installment sale contracts purchased by Ford Credit under certain special financing programs.

(2) "Net Losses" are equal to the aggregate balance of all contracts which are determined to be uncollectible in the period less any recoveries on contracts charged-off in the period or any prior periods. Net losses include expenses associated with outside collection agencies but exclude other expenses associated with collection, repossession, and disposition of the vehicle. These other expenses are not material to the data presented.

         As shown above, credit losses increased each year from 1995 through 1997, reversing a general trend of improvement that had begun in 1989. The increase reflected an increase in losses per repossession and an increase in repossession rates. In 1998, credit losses have stabilized, and are not expected to increase from 1997 levels. See "Description of the Transfer and Servicing Agreements - Servicing Procedures" in the Prospectus.


                                  UNDERWRITING

         Subject to the terms and conditions set forth in an Underwriting Agreement (the "Underwriting Agreement"), the Seller has agreed to sell to Goldman, Sachs & Co. (the "Underwriters"), and the Underwriters have agreed to purchase the entire $200,000,000 outstanding principal amount of Class A-5 Notes. The Class A-5 Notes will be purchased by the Seller from Ford Credit prior to purchase by the Underwriters.

         Distribution of the Class A-5 Notes will be made by the Underwriters from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Proceeds to the Seller will be 101.58656% of the aggregate principal amount of the Class A-5 Notes, or $203,173,120, plus accrued interest from October 15, 1998. In connection with the purchase and sale of the Class A-5 Notes, the


                                     SPS - 5

Underwriters may be deemed to have received compensation from the Seller in the form of underwriting discounts.

         The Seller and Ford Credit have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

         Upon receipt of a request by an investor who has received an electronic Prospectus from the Underwriters or a request by such investor's representative within the period during which there is an obligation to deliver a Prospectus, the Seller or the Underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of the Prospectus.



































                                     SPS - 6

                                 INDEX OF TERMS

         Set forth below is a list of the defined terms used in this Supplemental Prospectus Supplement and defined herein and the pages on which the definitions of such terms may be found herein. Certain defined terms used in this Supplemental Prospectus Supplement are defined in the Prospectus Supplement and Prospectus. See "Index of Terms" in the Prospectus Supplement and Prospectus.



                                                                        PAGE
                                                                        ----

Certificates........................................................    SPS-2
Ford Credit.........................................................    SPS-2
Indenture Trustee...................................................    SPS-2
Issuer..............................................................    SPS-2
Net Losses..........................................................    SPS-5
Notes...............................................................    SPS-2
Owner Trustee.......................................................    SPS-2
Receivables.........................................................    SPS-2
Seller..............................................................    SPS-2
Servicer............................................................    SPS-2
Trust...............................................................    SPS-2
Underwriters........................................................    SPS-5
Underwriting Agreement..............................................    SPS-5




















                                     SPS - 7

================================================================================

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS SUPPLEMENTAL PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS SUPPLEMENT
AND PROSPECTUS.  NO ONE HAS BEEN AUTHORIZED TO PROVIDE
YOU WITH DIFFERENT INFORMATION. THE CLASS A-5 NOTES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. THE SELLER AND THE SERVICER DO NOT CLAIM THE ACCURACY OF THIS SUPPLEMENTAL PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS AS
OF ANY DATE OTHER THAN THE DATES STATED ON THEIR RESPECTIVE
COVER PAGES.

                        TABLE OF CONTENTS

               SUPPLEMENTAL PROSPECTUS SUPPLEMENT
                                                            PAGE
                                                            ----
Summary.....................................................SPS-2
Risk Factors................................................SPS-4
The Receivables Pool........................................SPS-4
Underwriting................................................SPS-5
Index of Terms..............................................SPS-7
                      PROSPECTUS SUPPLEMENT
                                                            PAGE
                                                            ----
Reports to Securityholders..................................  S-3
Summary.....................................................  S-5
Risk Factors................................................ S-20
The Trust................................................... S-23
The Receivables Pool........................................ S-24
Pool Factors................................................ S-32
Maturity and Prepayment Considerations...................... S-32
Description of the Notes.................................... S-33
Description of the Certificates............................. S-36
Description of the Transfer and Servicing Agreements........ S-38
Certain Federal Income Tax Consequences..................... S-46
Certain State Tax Consequences.............................. S-55
Legal Investment............................................ S-56
ERISA Considerations........................................ S-56
Underwriting................................................ S-57
Legal Opinions.............................................. S-59
Index of Terms.............................................. S-60
Annex I - Global Clearance, Settlement and
  Tax Documentation Procedures..............................  I-1

                           PROSPECTUS
Available Information.......................................... 2
Incorporation of Certain Documents by Reference................ 2
Summary........................................................ 3
Risk Factors.................................................. 13
The Trusts.................................................... 18
The Receivables Pools......................................... 20
Maturity and Prepayment Considerations........................ 22
Pool Factors and Trading Information.......................... 23
Use of Proceeds............................................... 23
The Seller and the General Partner............................ 24
The Servicer.................................................. 25
Description of the Notes...................................... 26
Description of the Certificates............................... 31
Certain Information Regarding the Securities.................. 32
Description of the Transfer and Servicing Agreements.......... 42
Certain Legal Aspects of the Receivables...................... 56
Certain Federal Income Tax Consequences....................... 60
ERISA Considerations.......................................... 60
Plan of Distribution.......................................... 65
Legal Opinions................................................ 66
Index of Terms................................................ 67

    UNTIL JANUARY 19, 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THE CLASS A-5 NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A SUPPLEMENTAL PROSPECTUS SUPPLEMENT, PROSPECTUS SUPPLEMENT AND A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================



================================================================================




                                  FORD CREDIT
                                AUTO OWNER TRUST
                                     1998-C



                                  $200,000,000
                                   CLASS A-5
                            5.86% ASSET BACKED NOTES









                                FORD CREDIT AUTO
                              RECEIVABLES TWO L.P.
                                     SELLER




                           FORD MOTOR CREDIT COMPANY
                                    SERVICER



                               ------------------

                                  SUPPLEMENTAL
                             PROSPECTUS SUPPLEMENT

                               ------------------






                              GOLDMAN, SACHS & CO.




===============================================================================